

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2016

Mr. Ronnie R. Shambaugh
President and Chief Executive Officer
Best Hometown Bancorp, Inc.
100 East Clay Street
Collinsville, Illinois 62234

> **Re: Best Hometown Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2016**
> **File No. 333- 210109**

Dear Mr. Shambaugh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. Please confirm that you will not use the prospectus before the effective date of the registration statement or revise to include the "subject to completion" legend on the prospectus cover page. We reference Item 501(b) (10) of Regulation S-K.

How We Intend To Use The Proceeds From The Offering, page 39

2. On page 3 you state that you plan to repay during 2016 a maturing $5.0 million FHLB – Chicago advance with an interest rate of 4.62% with $5.0 million of FHLB-Chicago advances costing approximately 1.99%. If proceeds from this offering could be used to repay this debt, please include Item 504 disclosure here and elsewhere, as appropriate.

Business Of Home Federal Savings And Loan Association Of Collinsville
Market Area, page 69

3. Please expand the disclosure to state clearly the negative aspects of the market area. We note the downward adjustment for market area in the appraisal and the reference in the risk factors to declines in residential real estate values.

The Business Background of Our Directors and Executive Officers, page 105

4. Please briefly describe the business experience during the past five years of each director and executive officer, including each person's principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example, please specify the occupation during the past five years for Messrs. Alabach, Keeefe and Shambaugh and Ms. Knebel's specific occupation from 2011 to 2013. Please refer to Item 401(e) of Regulation S-K for guidance.

Part II
Signature page

5. In future filings of this registration statement please revise the signature pages to identify the person serving in the capacity of Principal Financial Officer and also the Controller or Principal Accounting Officer as required by Instruction 1 to Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Ronnie R. Shambaugh
Best Hometown Bancorp, Inc.
April 6, 2016
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor

cc:. Lawrence M.F. Spaccasi (e-mail)